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                       SECURITIES AND EXCHANGE COMMISSION

                                WASHINGTON, D.C.
                            ________________________
                                AMENDMENT NO. 1
                                       To
                                 SCHEDULE 13E-4

                         ISSUER TENDER OFFER STATEMENT
     (PURSUANT TO SECTION 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934)
                            ________________________

                         IMPAC MORTGAGE HOLDINGS, INC.
                                (Name of Issuer)

                         IMPAC MORTGAGE HOLDINGS, INC.
                      (Name of Person(s) Filing Statement)

                    COMMON STOCK,  $0.01 PAR VALUE PER SHARE
                         (Title of Class of Securities)

                                 452922  10  7
                     (Cusip Number of Class of Securities)
                           ________________________

                              JOSEPH R. TOMKINSON
                            Chief Executive Officer
                         Impac Mortgage Holdings, Inc.
                              20371 Irvine Avenue
                      Santa Ana Heights, California  92707
                                 (949) 556-0122
            (Name, Address and Telephone Number of Person Authorized
                to Receive Notices and Communications on Behalf
                    of the Person(s) Filing this Statement)
                            ________________________

                                    COPY TO:
                            Thomas J. Poletti, Esq.
                             Susan B. Kalman, Esq.
                             David M. Tamman, Esq.
                  Freshman, Marantz, Orlanski, Cooper & Klein
                       9100 Wilshire Boulevard, Suite 8-E
                        Beverly Hills, California  90212
                           Telephone:  (310) 273-1870
                           Facsimile:  (310) 274-8357

                               February 24, 1999
     (Date Tender Offer First Published, Sent or Given to Security Holders)

     This Amendment No. 1 amends and supplements the Issuer Tender Offer Statement on Schedule 13E-4 filed February 24, 1999 by Impac Mortgage Holdings, Inc. (the "Company") relating to an offer by the Company to exchange up to $35,000,000, aggregate principal amount of its 11% Senior Subordinated Debentures due 2004 for up to 5,000,000 Shares of its Common Stock, par value $.01 per share (the "Common Stock," including the associated Preferred Stock Purchase Rights (the "Rights," and together with the Common Stock, the "Shares")). Upon the terms and subject to the conditions set forth in the Company's Offering Circular dated February 24, 1999
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relating to the Exchange Offer (the "Offering Circular") and the related Letter of Transmittal, as amended hereby, (which are herein collectively referred to as the "Exchange Offer"), copies of such documents are filed as Exhibit (a)(1) and Exhibit (a)(2), respectively, to this Statement.

Item 8.  Additional Information.

     Item 8. Is hereby amended as follows to also incorporate Exhibit (a) (9) Press Release, dated March 22, 1999, clarifying certain terms of the Exchange Offer and Exhibit (a)(10) Press Release dated March 23, 1999, announcing the Average Price.

     (e) Additional information with respect to the Exchange Offer and related matters is included in the information set forth in the Offering Circular and the Letter of Transmittal, Press Release, dated March 22, 1999, and Press Release, dated March 23, 1999 which are filed as Exhibit (a)(1), Exhibit (a)(2), Exhibit (a)(9) and Exhibit (a)(10) to this Statement and are incorporated herein by reference in their entirety.

Item 9.  Material to Be Filed as Exhibits.

     Item 9. Is hereby amended by the filing of Exhibit (a)(9) Press Release, dated March 22, 1999, clarifying certain terms of the Exchange Offer and Exhibit
(a)(10) Press Release, dated March 23, 1999, announcing the Average Price. To the extent the information contained in Exhibit (a)(9) differs from the information in Exhibit (a)(1) or Exhibit (a)(2), the information in Exhibit
(a)(9) supersedes the information in Exhibit (a)(1) and Exhibit (a)(2).

     (a) (9)  Press Release, dated March 22, 1999.
     (a) (10) Press Relaase, dated March 23, 1999.

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                              IMPAC MORTGAGE HOLDINGS, INC.,


Dated: March 23, 1999         By: /s/ Richard J. Johnson
                              --------------------------------------
                              Richard J. Johnson
                              Executive Vice President and
                              Chief Financial Officer

                                       2
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                                 EXHIBIT INDEX


EXHIBIT NO.                  DESCRIPTION
-----------                  -----------
99. (a)(9)                   Press Release, dated March 22, 1999
99. (a)(10)                  Press Release, dated March 23, 1999